

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2024

Wing Fung Alfred Siu
Chief Executive Officer
NewGenIvf Group Ltd
1/F, Pier 2, Central
Hong Kong, 999077

> **Re: NewGenIvf Group Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed October 16, 2024**
> **File No. 333-281964**

Dear Wing Fung Alfred Siu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 7, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 4. You disclose that "[i]n accordance with Nasdaq Rule 5810(c)(3)(C), the Company has been provided an initial period of 180 calendar days, or until November 20, 2024 (the "Compliance Date"), to regain compliance with the MVLS Requirement." We note your similar disclosure regarding the MVPHS Deficiency Letter received. Please revise your cover page to disclose that your common stock may be delisted by Nasdaq for failing to comply with the minimum market value of listed securities and minimum market value of publicly held shares set forth in Nasdaq Listing Rules 5450(b)(2)(A) and 5450(b)(2)(C), respectively.

Prospectus Summary, page 1

2.   We note your response to prior comment 3. Please include a separate section discussing your business. Refer to Item 4 of Form 20-F. Briefly summarize your business in the Prospectus Summary. Refer to Item 3 of Form F-1. Additionally, please include a statement of capitalization and indebtedness, as required by Item 3.B of Form 20-F, and disclosure regarding dilution, as required by Item 9.E of Form 20-F.

Exhibits

3.   We note your response to prior comment 2 and reissue it in part. We note the consent of OneStop Assurance PAC filed as Exhibit 23.2 continues to references your Annual Report on Form 20-F. Please revise this consent so that OneStop consents to inclusion of its report rather than incorporating by reference to the 20-F.

        Please contact Robert Augustin at 202-551-8483 or Margaret Sawicki at 202-551-7153 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Industrial Applications and Services

cc: Darrin Ocasio